November 3, 2009

Mr. Ronald T. Barnes
Senior Vice President, Chief Financial Officer and Secretary
Pinnacle Gas Resources, Inc.
1 E. Alger Street
Sheridan, Wyoming 82801

Re: Pinnacle Gas Resources, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-33457

Dear Mr. Barnes:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Chris White,
Branch Chief